SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                         Amendment No. 1



                      L. LURIA & SON, INC.

                        (Name of Issuer)



                  Common Stock, $0.01 Par Value

                 (Title of Class of Securities)



                           550484-10-9

                         (CUSIP Number)






Check the following box if a fee is being paid with this statement
[   ].  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).















                      CUSIP No. 550484 10 9

(1)  Names of Reporting Person S.S. or I.R.S. Identification Nos.
     of Above Persons Gloria Luria

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)  (a)           (b)

(3)  SEC Use Only

(4)  Citizenship or Place of Organization U.S.A.

     Number of           (5)  Sole Voting Power        100,299(1)
     Shares Bene-
     ficially            (6)  Shared Voting Power      127,457(2)
     Owned by
     Each Report-        (7)  Sole Dispositive Power   100,299(1)
     ing Person
     With                (8)  Shared Dispositive Power 127,457(2)


(9)  Aggregate Amount Beneficially Owned by Each Reporting Person
     227,756(1)(2)(3)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See Instructions)    [X]

(11) Percent of Class Represented by Amount in Row (9) 5.4%(4)

(12) Type of Reporting Person (See Instructions)  IN

___________________

(1) Includes 299 shares of Common Stock and 100,000 shares of Class B Stock, all of which are immediately convertible into Common Stock. Voting power is calculated assuming conversion of Class B Stock into Common Stock. Shares of Class B Stock are entitled to ten votes for each share held and vote separately as a class for the election of directors. Class
     B shares are entitled to elect 75% of the directors of the Issuer, rounded down to the nearest whole number. At December 31, 1993, Gloria Luria held shares of capital stock (including shares identified in footnote (2) below) entitling her to approximately 12.5% of the voting rights of the Issuer on all matters other than the election of directors, taking into consideration the ten votes for each share of Class B Stock.

(2) Includes 127,457 shares of Class B Stock, all of which are immediately convertible into Common Stock, held by an intervivos trust for the benefit of Gloria Luria with respect to which Gloria Luria is one of two co-trustees.

(3) At December 31, 1993, 28,678 shares of the Issuer's Common Stock, 1,286,958 shares of the Issuer's Class B Stock and options to purchase 180,000 shares of Common Stock were held by Gloria Luria's husband and children, not including 3,600 shares of Class B Stock held by spouses of her children, but including 2,620 shares of Common Stock and 426,300 shares of Class B Stock held by her husband and 28,954 shares held in trust for her benefit by trustees, Nancy Luria-Cohen and Henry
     S. Luria, two of her children. Her husband or children have the power to vote, or to direct the voting of, and the power to dispose, or to direct the disposition of, the foregoing securities. Gloria Luria disclaims beneficial ownership of such securities.

(4) Calculated on the basis of 3,979,327 shares of Common Stock outstanding on December 31, 1993, according to the Issuer.
     Also includes as outstanding the shares of Class B Stock identified in footnote (1) above.



Item 1(a).     Name of Issuer:

               L. LURIA & SON, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               5770 Miami Lakes Drive
               Miami, Florida 33014

Item 2(a).     Name of Person Filing:

               Gloria Luria

Item 2(b). Address of Principal Business Office or, if none, residence:

               5770 Miami Lakes Drive
               Miami, Florida 33014

Item 2(c).     Citizenship:

               U.S.A.

Item 2(d).     Title of Class of Securities:

               Common Stock, $.01 Par Value

Item 2(e).     CUSIP Number:

               550484 10 9




Item 3.        If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), identify the status of the person filing.

               Not applicable.

Item 4.        Ownership.

     (a)  Amount Beneficially Owned:         227,756(1)(2)(3).

     (b)  Percent of Class:                  5.4%(4).

_______________________

(1) Includes 299 shares of Common Stock and 100,000 shares of Class B Stock, all of which are immediately convertible into Common Stock. Voting power is calculated assuming conversion of Class B Stock into Common Stock. Shares of Class B Stock are entitled to ten votes for each share held and vote separately as a class for the election of directors. Class B shares are entitled to elect 75% of the directors of the Issuer, rounded down to the nearest whole number. At December 31, 1993, Gloria Luria held shares of capital stock (including shares identified in footnote (2) below) entitling her to approximately 12.5% of the voting rights of the Issuer on all matters other than the election of directors, taking into consideration the ten votes for each share of Class B Stock.

(2) Includes 127,457 shares of Class B Stock held by an intervivos trust for the benefit of Gloria Luria with respect to which Gloria Luria is one of two co-trustees.

(3) At December 31, 1993, 28,678 shares of the Issuer's Common Stock, 1,286,958 shares of the Issuer's Class B Stock and options to purchase 180,000 shares of Common Stock were held by Gloria Luria's husband and children, not including 3,600 shares of Class B Stock held by spouses of her children, but including 2,620 shares of Common Stock and 426,300 shares of Class B Stock held by her husband and 28,954 shares held in trust for her benefit by trustees, Nancy Luria-Cohen and Henry
     S. Luria, two of her children. Her husband or children have the power to vote, or to direct the voting of, and the power to dispose, or to direct the disposition of, the foregoing securities. Gloria Luria disclaims beneficial ownership of such securities.

(4) Calculated on the basis of 3,979,327 shares of Common Stock outstanding on December 31, 1993, according to the Issuer.
     Also includes as outstanding the shares of Class B Stock identified in footnote (1) above.




     (c)  Number of shares as to which such person has:

          (i)       sole power to vote or to           100,299(1)
                    direct the vote
          (ii)      shared power to vote or to         127,457(2)
                    direct the vote
          (iii)     sole power to dispose or to        100,299(1)
                    direct the disposition of
          (iv)      shared power to dispose or to      127,457(2)
                    direct the disposition of

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following [   ].

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.
____________________

(1) Includes 299 shares of Common Stock and 100,000 shares of Class B Stock, all of which are immediately convertible into Common Stock. Voting power is calculated assuming conversion of Class B Stock into Common Stock. Shares of Class B Stock are entitled to ten votes for each share held and vote separately as a class for the election of directors. Class B shares are entitled to elect 75% of the directors of the Issuer, rounded down to the nearest whole number. At December 31, 1993, Gloria Luria held shares of capital stock (including shares identified in footnote (2) below) entitling her to approximately 12.5% of the voting rights of the Issuer on all matters other than the election of directors, taking into consideration the ten votes for each share of Class B Stock.

(2) Includes 127,457 shares of Class B Stock, all of which are immediately convertible into Common Stock, held by an intervivos trust for the benefit of Gloria Luria with respect to which Gloria Luria is one of two co-trustees.
















































                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 10, 1994                        /s/ Gloria Luria
                                           Gloria Luria